Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                                 Craig A. Stoner
                                                               Felicity Tompkins
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada




DIRECT DIAL:  (303) 282-4105
E-MAIL:  FMM@DILLANDDILL.COM


April 26, 2005


Mark P. Shuman
Branch Chief - Legal
Office of Computers and Online Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:      CIROND CORPORATION
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-122173

Dear Mr. Shuman:

On behalf of Cirond Corporation (the "Company"), we respectfully request the withdrawal of its registration statement on Form SB-2, File No. 333-122173. The Company believes that such withdrawal is necessary in order to restructure its financing arrangement with certain investors. Accordingly, the Company may undertake a subsequent private offering in reliance on Rule 155(c).

Please note that no securities that were covered by this resale registration statement were resold.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Cc:      Cirond Corporation
         KPMG LLP